Brighthouse Life Insurance Company

11225 North Community House Road

Charlotte, NC 28277

December 13, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Brighthouse Life Insurance Company
File No. 333-259505
SEC Accession No. 0001193125-21-272348 (33 Act)
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Brighthouse Life Insurance Company (the “Registrant”) hereby requests the withdrawal of the Registrant’s initial registration statement on Form S-3 for Brighthouse Shield® Level Select 6-Year Annuity v.3 for certain individual single premium deferred index-linked separate account annuity contracts (the “Contracts”), File No. 333-259505, filed with the Securities and Exchange Commission on September 14, 2021 (the “Registration Statement”).

Brighthouse Life Insurance Company has determined not to issue the Contracts. Therefore, the Registrant hereby requests the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement.

If you have any questions or comments regarding the Registration Statement, please call W. Thomas Conner at (202) 312-3331 or Nathaniel Segal at (312) 609-7747.

Sincerely,

Brighthouse Life Insurance Company

(Registrant)

By:	/s/ Donald A. Leintz
Donald A. Leintz
Vice President

cc:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.
Alyson Saad, Corporate Counsel, Brighthouse Financial, Inc.
W. Thomas Conner, Shareholder, Vedder Price P.C.
Nathaniel Segal, Counsel, Vedder Price P.C.